

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2019

William Finn
Chief Financial Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, OH 45202

      **Re: Legacy Acquisition Corp.**
          **Form 10-K for the Fiscal Year Ended December 31, 2018**
          **Filed March 15, 2019**
          **File No. 001-38296**

Dear Mr. Finn:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Electronics and Machinery